June 18, 2013

Stacie Gorman, Esquire

Angela McHale, Esquire

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Independence Realty Trust, Inc.
Registration Statement on Form S-11
File No. 333-188577

Dear Mss. Gorman and McHale:

On behalf of Independence Realty Trust, Inc. (the “Company”), this letter is to respond to comments from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 10, 2013 (the “Comment Letter”) with respect to the above-referenced filing (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to the disclosure in the Registration Statement in response to the Staff’s comments. We have enclosed with this letter a marked copy of Amendment No. 1, which was filed today by the Company via EDGAR and which reflects all changes to the Registration Statement.

For the Staff’s convenience, the numbered comments set forth in the Comment Letter have been reproduced in italics herein with the Company’s responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the Company’s responses refer to Amendment No. 1. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

General

1. Please tell us how you determined it was not necessary to provide dilution information. Please refer to Item 506 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully submits that, under Item 506 of Regulation S-K, dilution information is not required if the company is subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, and the company has not had losses in each of its last three fiscal years. As a result of the filing of post-effective amendments to its former registration statement in April 2013 (file no. 333-173391), the Company is subject to Section 15(d) reporting requirements. In addition, the Company has had a loss in only one of its last three fiscal years. Accordingly, the Company believes that Item 506 is inapplicable.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, the disclosure starting on page 3 in the section “Our Market Opportunity.” Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

In response to the Staff’s comment, the Company is providing the requested supporting materials in paper form with an accompanying cover letter pursuant to Rule 418 under the Securities Act of 1933, as amended. The Company confirms that none of the third party data included in the Registration Statement was prepared for or commissioned by the Company or its affiliates for use in the Registration Statement.

Cover Page

3. Please revise your cover page to clarify that this is a firm commitment offering. Please refer to Item 501(b)(8) of Regulation S-K.

In response to the Staff’s comment, the Company has added a new second sentence to the second paragraph on the cover page of the prospectus to clarify that this is a firm commitment offering.

Prospectus Summary, page 2

Our Properties, page 3

4. Please explain how you determined “effective rent per unit.” Please clarify whether this amount takes into account tenant concessions, such as free rent. If not, please quantify the impact of tenant concessions.

The Company acknowledges the Staff’s comments and advises the Staff that footnote (5) to the table on page 3 sets forth how “effective rent per unit” was calculated. Furthermore, in response to the Staff’s comment, the Company has modified footnote (5) on page 3 to clarify that “effective rent per unit” does take tenant concessions into account. The Company also has made a conforming change to footnote (5) on page 44.

Summary Risk Factors, page 4

5. Please add summary risk factors to address the fact that it will be difficult to remove the manager, even for poor performance, and the termination fee that may result, as well as the risk of dilution if the manager is internalized.

In response to the Staff’s comment, the Company has added new summary risk factors as the seventh and eighth bullet points on page 4 to address the risks associated with removing the advisor and the potential dilution that could result in connection with an internalization of the advisor.

Compensation of Our Advisor and Our Property Manager, page 6

6. With a view towards disclosure, please tell us how your advisor will be compensated if you enter into a joint venture with an affiliate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, if the Company enters into a joint venture with an affiliate of the advisor, the advisor’s compensation will not change and will continue to be determined in the manner disclosed in the Registration Statement. The advisor will continue to receive a quarterly base management fee, quarterly incentive fee and reimbursement of operating expenses with respect to any such joint venture calculated in the same manner as for the Company’s other properties. Pursuant to the advisory agreement, the base management fee is a percentage of “Average Gross Real Estate Assets” (where “Real Estate Assets” are defined as any investment made by the Company in real property) and the incentive fee is based upon the Company’s Core FFO (which would not include any net income attributable to non-controlling interests). As a result, the Company will be responsible only for paying compensation to the advisor based upon in its investment in, and Core FFO derived from, the joint venture. Moreover, pursuant to the advisory agreement, the Company is only responsible for expenses with respect to services provided to it; therefore, the Company will be responsible only for reimbursing the advisor for its pro-rata share of expenses of the joint venture. Any such joint venture will be reviewed by the Company’s board of directors and will require the approval of a majority of the Company’s independent directors as described in the Registration Statement.

7. We note your disclosure in the “Property Management and Leasing Fees (Property Manager) section that “up to 4% of [y]our gross revenues [are] payable to Jupiter” (emphasis added). Please explain the circumstances under which less than 4% would be payable to Jupiter.

The Company acknowledges the Staff’s comment and respectfully advises that the property management fees are fixed at 4%. Accordingly, the Company has removed the phrase “up to” from the table on page 7 and from the table on page 62.

Risk Factors, page 12

If we internalize our management functions ..., page 15

8. In this risk factor, you discuss internalizing your advisor. If applicable, please explain that upon any internalization, certain key employees may not remain with the entities but will instead remain employees of the sponsor or its affiliates. In addition, please consider adding disclosure to address the impact on you if the advisor is internalized by another entity.

In response to the Staff’s comment, the Company has revised the heading of the applicable risk factor on page 15 to the following: “If we internalize our management functions, your interest in our company could be diluted, and we could incur other significant costs associated with being self-managed.” Furthermore, the Company has added a new fourth sentence to that risk factor, which addresses the risk that certain employees of the advisor may not remain with the advisor upon internalization of the advisor.

With respect to the last sentence of the Staff’s comment, the Company respectfully advises the Staff that it may terminate the advisory agreement if there is a change in control of either RAIT or the advisor that the Company’s independent directors determine to be materially detrimental to the Company or if the advisor is dissolved or unable to perform its obligations under the advisory agreement. In either case, no termination fee will be due to the advisor. Notwithstanding the foregoing, the Company has added disclosure in the risk factor on page 18 under the heading “Termination of our advisory agreement, even for poor performance, could be difficult and costly, including as a result of termination fees, and may cause us to be unable to execute our business plan” to identify certain risks that may arise if its advisor were acquired by a third party.

Distribution Policy, page 33

9. We note your table on page 33. Please also disclose the total amount of distributions paid each quarter for the past year, and the sources of distributions. Please note that total distributions should take into account amounts paid pursuant to a distribution reinvestment plan. To the extent cash flow from operations has been insufficient to cover total distributions paid, please add a risk factor and disclose the amount paid from each other source used.

In response the Staff’s comment, the Company has revised the table and disclosure on page 33 regarding its total distributions paid by quarter, including distributions from the Company’s terminated distribution reinvestment plan. The Company has also revised the disclosure on page 33 to include information regarding its historical cash flow from operations, which is the source of its distributions, and distribution coverage. The Company respectfully advises the Staff that, for all periods, the Company has generated sufficient cash flow from operations to cover its total distributions.

Capitalization, page 34

10. Please tell us how you determined it was not necessary to include the redemption of your Series B preferred units in the “as adjusted” column.

In response to the Staff’s comment, the Company has revised the presentation on page 34 to adjust for the redemption of the Series B preferred units of the operating partnership. The Company also respectfully directs the Staff to the Company’s response to comment 11.

11. Please revise your filing to present items ii and iii separately from items i and iv.

In response to the Staff’s comment, the Company has revised the presentation on page 34 to separate out former clauses (ii) and (iii) into a new second bullet point and to include adjustments for those transactions in the “as adjusted” column. The transactions described in former clauses (i) and (iv) have been moved into a new third bullet point and an adjustment has been added for the redemption of the Series B preferred units of the operating partnership. These transactions will be reflected as adjustments in the new “as further adjusted” column added to this table.

Selected Consolidated Financial and Operating Data, page 35

12. Please revise your filing to present pro forma financial information within your Selected Consolidated Financial and Operating Data and in your Summary Selected Consolidated Financial and Operating Data on page 11.

In response to the Staff’s comment, the Company has revised the Selected Consolidated Financial and Operating Data table on page 35 to include the pro forma financial information, and has made a corresponding change in the Summary Selected Consolidated Financial Operating Data table on page 11.

Management’s Discussion and Analysis …, page 36

13. We note your advisor waived any asset management fees on the initial portfolio for the first two years of ownership. Please revise your filing to disclose any impact from this waiver and its expiration that would cause reported financial information to not necessarily be indicative of future operating results.

In response to the Staff’s comment, the Company has included disclosure in its Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 36 to disclose the amount of the asset management fees that were waived and its impact on net income (loss) allocable to common shares if such fees had been charged during the periods presented.

Results of Operations, page 36

14. We note your disclosure in the first paragraph of this section, whereby you attribute revenue increases to improved occupancy and rental rates. Please revise to explain the relative impact of occupancy and rental rate changes.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” on page 36 regarding the $0.7 million increase in revenue from the three months ended March 31, 2012 as compared to the three months ended March 31, 2013. Previously, the Company disclosed the fact that the primary driver of the increase was due to a property that was acquired in October 2012 as well as an overall improvement in occupancy and rental rates. In response to the Staff’s comment, the Company has revised the disclosure to state that $0.5 million of the $0.7 million increase is due to the property acquired in October 2012 and $0.2 million of the increase is due to overall improvement in occupancy and rental rates. The Company did not further bifurcate the $0.2 million increase between occupancy and rental rates as it was a relatively insignificant component of overall increase in revenue.

Our Business and Properties, page 42

Description of Our Properties, page 44

15. Here or elsewhere where appropriate, please explain how you define class A and class B properties.

In response to the Staff’s comment, the Company has provided a definition of Class A and Class B properties on page 45, following its discussion of its individual properties.

Certain Relationships and Related Party Transactions, page 64

16. We note your disclosure regarding the fees paid to your advisor. Please revise to disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to the reimbursement provision.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 to break out the types and amounts of fees paid, including reimbursement of organizational and offering costs.

17. In the second paragraph, we note your disclosure that your board approved the terms of the contribution of the properties by RAIT as being fair and reasonable and “at a price no greater than the costs of [those] properties to RAIT.” Please disclose whether the board considered the fair market value of the properties at the time of the contribution.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s board of directors did consider fair market value based upon the appraisals received by the independent members of the board of directors. In response to the Staff’s comment, the Company has added disclosure under the heading “Certain Relationships and Related Party Transactions—Contribution of Our Initial Seven Properties” to clarify that the Company’s board of directors considered both RAIT’s cost basis in the contributed properties and the appraised market value of the contributed properties.

18. Here, or elsewhere where appropriate, please include separate disclosure to address the conflicts of interest that exist and may arise. We note your similar abbreviated disclosure in the Summary section. In this section, please also identify the individuals that owe you fiduciary duties. Please be sure to include disclosure approximating the amount of time you expect your named executive officers to devote to your operations, disclosure about any affiliated entities that directly compete with you, as well as any conflicts that may exist because Jupiter is a wholly-owned subsidiary of RAIT.

The Company acknowledges the Staff’s comment, but respectfully advises the Staff that it believes that separate disclosure regarding conflicts of interest, including conflicts regarding Jupiter, is already set forth in the section captioned “Risk Factors–Risks Related to Conflicts of Interest” beginning on page 16. For clarity, the Company has recaptioned the summary section on page 5 to be “Risks Related to Conflicts of Interest.” Furthermore, in response to the Staff’s comment, the Company has added disclosure under the headings “Certain Relationships and Related Party Transactions—Advisory and Property Management Agreements” and “Certain Relationships and Related Party Transactions—Certain Conflict Resolution Measures—Independent Directors” on pages 64 and 65, respectively, identifying the individuals who owe the Company fiduciary duties.

The Company respectfully advises the Staff that it cannot currently predict the amount of time that the named executive officers will devote to the Company’s operations. However, the Company has set forth, in the new disclosure referred to in the previous paragraph, that they must exercise reasonable care in the performance of their duties. The Company also has revised the disclosure to clarify that its executive officers and other employees of the advisor are required to devote such time to the Company’s management as is necessary and appropriate, commensurate with the Company’s level of activity.

The Company has also revised the seventh bullet point under the heading “Prospectus Summary—Risks Related to Conflicts of Interest” to clarify the disclosure.

Certain Conflict Resolution Measures, page 65

Allocation of Investment Opportunities, page 65

19. Please revise to identify affiliates that may compete for properties and tenants, and the amounts available to such affiliates for investment.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Certain Relationships and Related Party Transactions—Certain Conflict Resolution Measures—Allocation of Investment Opportunities” on page 65 to clarify that neither RAIT nor its affiliates currently compete directly for properties or tenants, with one disclosed possible exception, but that, in the future, RAIT or real estate investment programs sponsored by RAIT may compete with the Company for investment opportunities.

20. We note your disclosure in part (c) in the second paragraph of this section. Please explain who determines whether you have the financial resources to take advantage of such opportunity and whether there is any specific criteria used to make this determination.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Certain Relationships and Related Party Transactions—Certain Conflict Resolution Measures—Allocation of Investment Opportunities” on page 65 to provide the criteria under which financial resources are determined and to disclose that it is the Company’s board of directors, in consultation with the advisor, that makes the determination.

Underwriting, page 91

21. We note the following statement on page 91: “Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to certain conditions.” Please explain what you mean by the underlined language.

In response to the Staff’s comment, the Company has deleted the phrase “subject to prior sale” on page 91.

22. To the extent applicable, please provide disclosure regarding any historical relationships between you and your affiliates and the underwriter(s).

In response to the Staff’s comment, the Company has added disclosure under the heading “Underwriting—Other Relationships” on page 93 regarding historical relationships between the Company and the underwriters.

Financial Statements

Financial Statements of Independence Realty Trust, Inc. and Subsidiaries as of and for the three months ended March 31, 2013

Consolidated Statements of Cash Flows, page F-3

23. Please tell us how you complied with paragraphs 2 and 3 of ASC 230-10-50, or tell us how you determined it was not necessary to disclose the cash paid for interest and non-cash investing and financing transactions.

In response to the Staff’s comment, the Company has updated the Consolidated Statements of Cash Flows on page F-3 to include cash paid for interest in accordance with the guidance set forth in ASC 230-10-50. The Company respectfully advises the Staff that there were no non-cash investing or financing transactions during the respective periods presented.

Notes to Consolidated Financial Statements, page F-4

General

24. Please tell us how you complied with paragraph 10 of ASC 825-10-50, or tell us how you determined it was not necessary to disclose (1) either in the body of the financial statements or in the accompanying notes, the fair value of financial instruments for which it is practical to estimate that value, (2) the method(s) and significant assumptions used to estimate the fair value, (3) a description of changes in the method(s) and significant assumptions used, if any, during the period, and (4) the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3).

In response to the Staff’s comment, the Company has updated its significant accounting policies in its interim financial statements at page F-6 and in its annual financial statements on page F-20 to include its policy surrounding the fair value of financial instruments in accordance with the guidance set forth in ASC 825-10-50. The Company has also included disclosure of the fair value of its financial instruments, which are mainly mortgage notes payable.

25. On page 52, you disclose that you are not party to any legal proceedings which would have a material effect on your business, financial condition or results of operations. Please disclose within your interim and annual financial statements if these legal proceedings will have a material effect on your financial statements, as a whole.

In response to the Staff’s comment, the Company has included the requested disclosure in its interim financial statements on page F-11 and in its annual financial statements on page F-27.

Note 2: Summary of Significant Accounting Policies, page F-4

j. Earnings per Share, page F-6

26. Please revise your filing to clarify that diluted earnings per share excludes 5,274,900 limited partnership units for the three months ended March 31, 2012 and not the three months ended March 31, 2013.

In response to the Staff’s comment, the Company has revised the disclosure on page F-6 to clarify that diluted earnings per share excludes 5,274,900 limited partnership units for the three months ended March 31, 2012 only.

Note 5: Shareholder Equity and Non-Controlling Interest, page F-8

Non-controlling Interest, page F-9

27. Please tell us where you disclose the redemption rights of the partnership units or revise your interim and annual financial statement footnotes to disclose this information.

In response to the Staff’s comment, the Company has revised the disclosure in its interim financial statements on page F-9 and in its audited financial statements on page F-24 to disclose the redemption rights of its partnership units.

Note 7: Related Party Transactions and Arrangements, pages F-10

28. Please tell us how you complied with paragraph 1 of ASC 850-10-50, or tell us how you determine it was unnecessary to disclose amounts due from or owed to related parties as of the end of the reporting periods.

In response to the Staff’s comment, the Company revised the disclosure in its interim financial statements on pages F-10 to F-11 and in its annual financial statements on pages F-25 to F-27 to disclose the amounts due from or to related parties as of the end of the respective reporting periods in accordance with the guidance set forth in ASC 850-10-50. The Company respectfully advises the Staff that, for certain related party transactions, the disclosure was not revised as there were no amounts due from or to such party as of the end of the respective reporting periods.

Financial Statements of Independence Realty Trust, Inc. and Subsidiaries for the year ended December 31, 2012

Consolidated Statements of Operations, page F-14

29. Please tell us how your presentation of Dividends declared per common share complies with paragraph 5 of ASC 260-10-45.

In response to the Staff’s comment, the Company has removed the disclosure from the Consolidated Statements of Operations on page F-14 regarding its distributions declared during the respective annual periods in accordance with ASC 260-10-45.

Unaudited Pro Forma Consolidated Financial Information, page F-47

Unaudited Pro Forma Consolidated Balance Sheet, page F-48

30. To the extent that you have a firm commitment from your underwriters, please tell us how you determined it was not necessary to include a pro forma adjustment for the offering proceeds and the redemption of the Series B preferred units and Series A preferred stock.

In response to the Staff’s comment, the Company has updated its Pro Forma Consolidated Balance Sheet as of March 31, 2013 on page F-48 to provide for the inclusion of pro forma adjustments for the offering proceeds and the redemption of the Series B preferred units. The Company will populate the pro forma information based on the midpoint of the offering price range once the price range has been established, and will further update the pro forma information in the final prospectus based on actual proceeds raised in the offering.

31. It appears that you have declared dividends for a period subsequent to March 31, 2013. Please tell us how you determined it was not necessary to include a pro forma adjustment for the dividends declared. Please refer to paragraph 3 of ASC 855-10-50.

In response to the Staff’s comment, the Company has updated its Pro Forma Consolidated Balance Sheet as of March 31, 2013 on page F-48 to include the effects of the dividend declared subsequent to March 31, 2013, in accordance with ASC 855-10-50.

Unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2012, page F-50

32. Please tell us how you determined it was not necessary to include a pro forma adjustment to remove the acquisition expenses related to the Runaway Bay Acquisition.

In response to the Staff’s comment, the Company has revised its Pro Forma Consolidated Statements of Operations for the year ended December 31, 2012 on page F-50 to remove the acquisition expenses associated with the Runaway Bay Acquisition.

Part II

Item 33. Recent Sales of Unregistered Securities, page II-1

33. We note your disclosure that you sold all of the shares of the Series A preferred stock in a private offering to unaffiliated investors. This appears to conflict with your disclosure on page 32, which states that you intend to redeem all the Series A preferred shares, which are owned by a wholly-owned subsidiary of RA IT. Please explain or revise to reconcile.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 to clarify that only the Series B preferred units are owned by a subsidiary of RAIT.

Exhibits

34. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that incomplete exhibits may not be incorporated by reference in subsequent filings under any Act administered by the Commission. Please refer to Instruction 1 of Item 601 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has filed Exhibit 10.3. The Company further advises the Staff (i) that a final, executed copy of Exhibit 1.1 will not be filed prior to effectiveness but a form of such exhibit will be filed with a subsequent pre-effective amendment to the registration statement and (ii) an executed copy of the registration rights agreement will be filed with a subsequent pre-effective amendment to the registration statement. The Company has supplementally provided Forms of Exhibits 5.1 and 8.1 (with Exhibit 23.3 and Exhibit 23.4 consents included) as Exhibits A and B, respectively, to this letter. Exhibit 10.22 (formerly Exhibit 10.23) has been refiled pursuant Instruction 2 to Regulation S-K, including the specified schedules. The Company has removed Exhibit 10.2 since it believes that none of the individual property management agreements is material in amount or significance to the Company.

Exhibit 23.2

35. Please have your auditors revise their consent to reference the period from October 8, 2008 to December 31, 2008 with respect to their report for properties commonly referred to as Crestmont Apartments, Cumberland Glen Apartments, Copper Mill Apartments, Heritage Trace Apartments, Belle Creek Apartments and Tresa at Arrowhead.

In response to the Staff’s comment, a revised auditor consent has been included as a new Exhibit 23.2 to Amendment No. 1.

Very truly yours,

/s/ J. Baur Whittlesey
J. Baur Whittlesey

cc:	Scott F. Schaeffer
James J. Sebra

Independence Realty Trust, Inc.

John A. Good

Justin R. Salon

Bass, Berry & Sims PLC

EXHIBIT A

LEDGEWOOD, P.C.

1900 Market Street

Suite 750

Philadelphia, PA 19103

[                ] , 2013

Independence Realty Trust, Inc.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

Ladies and Gentlemen:

We have acted as counsel to Independence Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with its registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-11 (File No. 333-188577) (the “Registration Statement”) together with the preliminary prospectus included therein, for the offering by the Company of                      shares of common stock (the “Common Shares”).

In connection with the opinions rendered below, we have examined the following:

1. the Registration Statement and the documents incorporated by reference therein;

2. the organizational documents of the Company and its subsidiaries;

3. an officer’s certificate, dated as of the date hereof, provided to us by the Company (the “Certificate”);

4. such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed generally that:

1. Each of the documents referred to above has been duly authorized, executed and delivered; is authentic, if an original, or is accurate, if a copy; and has not been subsequently amended.

Independence Realty Trust, Inc.

            , 2013

2. The Company will not make any amendments to its organizational documents after the date of this opinion that would affect the Company’s qualification as a real estate investment trust (a “REIT”) for any taxable year.

3. No action will be taken by the Company or its subsidiaries after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

For purposes of rendering the opinions stated below, we have also assumed the accuracy of the factual representations contained in the Certificate. Where factual representations contained in the Certificate involve the terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have explained such terms to the Company’s representatives and are satisfied that such representatives understand the terms and are capable of making such factual representations.

In connection with the opinions rendered below, we also have relied upon the correctness of the representations contained in the Certificate.

Based on the documents and assumptions set forth above and the representations set forth in the Certificate, we are of the opinion that:

(a) Commencing with the Company’s taxable year ending December 31, 2011, the Company has operated in conformity with the requirements for qualification and taxation as a REIT pursuant to sections 856 through 860 of the Code, and the Company’s proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ending December 31, 2013, and in the future.

(b) The descriptions of the law and the legal conclusions contained or incorporated by reference in the Registration Statement under the caption “Material Federal Income Tax Considerations” are correct in all material respects and the discussions thereunder fairly summarize the federal income tax considerations that are likely to be material to a holder of the Common Shares.

The opinions set forth above represent our conclusions based upon the documents, facts and representations referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations could affect the opinions referred to herein. We will not review on a continuing basis the Company’s nor any of its subsidiary’s compliance with the documents or assumptions set forth above. Accordingly, no assurance can be given that the actual results of the Company’s or any of its subsidiary’s operations for its 2013 and subsequent taxable years will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations, as we have deemed necessary for purposes of rendering this opinion, we have not undertaken an independent investigation of all of the facts referred to in this letter and the Certificate.

Independence Realty Trust, Inc.

            , 2013

The foregoing opinions are based on current provisions of the Code and the Regulations, published administrative interpretations thereof, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name as it appears under the caption “Legal Matters.” In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter.

Very truly yours,

EXHIBIT B

            , 2013

Independence Realty Trust, Inc.

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

Re:	Registration Statement on Form S-11 (File No. 333-188577)

Ladies and Gentlemen:

We have served as Maryland counsel to Independence Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to [                ] shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (including up to [                ] Shares that the underwriters in the Offering (as defined below) have the option to purchase solely to cover over-allotments) in an underwritten initial public offering (the “Offering”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company (the “Board”) or a duly authorized committee thereof relating to, among other matters, the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

Independence Realty Trust, Inc.

            , 2013

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Section 4.9 of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

Independence Realty Trust, Inc.

            , 2013

2. The issuance of the Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Registration Statement, the Resolutions and any other resolutions adopted by the Board or a duly authorized committee thereof relating to the Shares, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,